October 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Lauren Hamill

Re:	Alpha Cognition Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 16, 2024 File No. 333-280196

Ladies and Gentlemen,

Alpha Cognition Inc., a British Columbia corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 23, 2024 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) as filed with the Commission on the date hereof, marked against the Registration Statement on Form S-1 as filed with the Commission on October 16, 2024, please so advise and we would be happy to provide such copies.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

Summary Risk Factors, page 12

Staff Comment No. 1

We note the changes you made to your summary risk factor disclosure beginning on page 13. Based on your disclosures throughout, including with respect to recent developments, it is unclear to us that changes in your circumstances since the prior S- 1 review completed on June 7, 2024, warrant such revisions. By way of example only:

●	We note that in September 2024, you closed a $4.545 million bridge financing through the issuance of convertible notes and warrants, that such convertible notes are subject to mandatory conversion into common shares in conjunction with the closing of a Qualified Offering such as the offering being registered, and that each bridge financing investor will receive an additional 50% of warrants relative to the principal amount of notes purchased with identical terms upon the closing of a Qualified Offering. You also state throughout the registration statement that you are contemplating raising additional capital by pursuing both dilutive and non- dilutive strategic sources of capital to executive your commercial and operating plans. In light of the foregoing, please tell us why you have deleted summary risk factor disclosure relating to the dilution purchasers in this offering will experience or may experience if you conduct future financings, or otherwise restore such disclosure.

●	We note your disclosure that you are currently primarily focused on the commercialization and further development of FDA-approved ZUNVEYL oral tablets or Alzheimer’s disease, that over the coming year, you plan to begin commercialization of this product, and that you intend to use part of the net proceeds you receive from this offering for the commercialization and launch of ZUNVEYL. In light of the foregoing, please tell us why you have deleted summary risk factor disclosure relating to your plans to establish a commercialization infrastructure and scale up external manufacturing and distribution capabilities to commercialize ZUNVEYL oral tabulation formulation, or otherwise restore such disclosure.

●	Similarly, in light of your commercialization plans for ZUNVEYL oral tablets, please tell us why you have deleted summary risk factor disclosure related to potential product safety and product liability risks related to the use of your therapies, or otherwise restore such disclosure.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 in Amendment No. 3 to restore the summary risk factor disclosure beginning on page 13 in accordance with our prior S-1 filings, including those items referenced by way of example in the Staff’s comment.

Should you have any further comments or questions about Amendment No. 3 or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

ALPHA COGNITION INC.

By:	/s/ Michael McFadden
Michael McFadden
Chief Executive Officer